Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Gammon Gold Inc.
1701 Hollis Street
Suite 400
Halifax, Nova Scotia, B3J 3M8

Item 2

Date of Material Change

October 6, 2009

Item 3

News Release

The press release attached as Schedule A was released over Canada NewsWire on October 6, 2009.

Item 4

Summary of Material Change

Gammon Reports Third Quarter and Key Updates on Operations and Confirms Guidance for 2009

Item 5

Full Description of Material Change

Gammon is pleased to provide an update on operations following the full commissioning of the Ocampo capital expansion program. The expansion program and final commissioning was largely completed in the latter half of the third quarter and has resulted in month over month improvements in our key business performance indicators:

Ocampo Mine (100%)	Jul-09	Aug-09	Sep-09
Underground - Average ore tonnes per day	488	577	676
Open Pit – Average total tonnes per day	93,507	97,061	98,677
Mill – Average ore tonnes per day	2,299	2,515	3,046
Heap Leach – Average ore tonnes per day	4,101	6,934	7,399
Average heap leach gold equivalent oz. per day (55:1)	129	125	179
Average mill gold equivalent oz per day (55)	261	294	394
Total average gold equivalent oz. per day (55:1)	390	419	573

Q4 Forecast

During the fourth quarter the Company is expecting to produce approximately 80,000 gold equivalent ounces at cash costs of US$380 to US$400 per gold equivalent ounce. The fourth quarter is expected to be the first quarter where Ocampo begins to realize the impact on production from the capital expansion program through:

  During the first four days of October, the Company has produced an average of 1,037 gold equivalent (55:1) ounces per day;

  The continued ramp up of the Ocampo underground, which is expected to reach targeted levels of 1,200 tonnes per day by the end of the year;

  The commissioned Phase III expansion of the Ocampo mill processing facility which should allow the Company to increase capacity over the fourth quarter;

  As a result of the increased tonnage of underground ore being sent to the mill facility, a greater proportion of higher grade open pit ore is currently being directed to the Ocampo heap leach facility, which is expected to increase heap leach production; and

  The re-optimization of the Ocampo heap leach facility which is expected to allow the Company to benefit from the increased 12,000 tonnes per day stacking capacity over the entire fourth quarter.

Q3 and Key Operational Highlights

  Assuming a 55:1 gold equivalent ratio, total cash costs for the third quarter have decreased by 36% over the same period in 2008. For the nine-month period total cash costs have decreased by 24% over the same period in 2008.

  Following the first half reinvestment and reorganization program at Ocampo, and the arrival of two new long hole drills on October 1, production from the underground mine is expected to continue to increase towards the year-end target of 1,200 tonnes per day;

  This program has enabled underground operations to establish a significant production inventory of 8 working stopes and developed access to ready-to-be drilled or in-process-drilling inventory of approximately 245,000 tonnes. This is a significant operational improvement when compared to the beginning of the year when operations only had 2-3 working stopes and developed access to ready-to-be drilled or in-process-drilling inventory of approximately 70,000 tonnes;

  Ocampo is anticipating an increased proportion of underground ore in future mill feed, which is expected to result in less reliance on open pit ores that are typically lower grade. The targeted increases in higher grade underground production rates are expected to increase head grades to the mill. The expected decrease in open pit ore being sent to the mill is expected to result in a greater portion of the higher grade open pit tonnage being rerouted to the heap leach facility for processing that will increase the head grades to the heap leach;

  Open pit productivities and equipment fleet availability continue to exceed plan which has resulted in production rates across the open pit operations continuing to exceed 100,000 tonnes per day in the month of October;

  The third and final phase of the mill expansion was fully commissioned by the end of the quarter. The mill facility can now treat up to 3,400 tonnes per day as compared to the average processing volume 1,200 tonnes per day in 2007, a 183% increase;

  The re-optimization of stacking design capacity at the existing heap leach facility was initiated in September. The new design is expected to increase current pad capacity by a further 10 million tonnes. This has allowed operations to restore daily stacking rates of up to 12,000 tonnes per day, which combined with the targeted feed grade improvement, is expected to increase future heap leach metal production;

  Ocampo was 100% connected to 20 megawatts of electrical grid power on July 15, 2009 and is now powered off the Mexican grid network. The access to grid power is expected to provide significant energy savings of approximately US$20-25 per gold equivalent ounce;

  The El Cubo mine continued to increase production rates in the third quarter following the Union’s first- time adoption of a 7-day continuous work schedule, which is expected to improve future productivities and operating margins.

Exploration Highlights

  To date, the Company has completed 88,291 metres, or 72%, of its planned 123,000 metre reserve replacement drilling program at Ocampo;

  As previously released, the San Amado drilling returned a bonanza grade intercept at hole OG-797 of 0.5 meters at 318 grams per tonne gold and 1,028 grams per tonne silver or 336.68 grams per tonne gold equivalent;

  As previously released, the drilling program at Santa Eduviges underground target has provided some encouraging results with one hole reporting over 9.0 metres of 14.57 grams per tonne gold equivalent. Given the ongoing drilling success to date, an additional 5,900 metres of drilling has been added to the original 4,380 metre program and an additional diamond drill will be mobilizing in October;

  In September, the Company launched a two year, 40,000 metre drilling program at the El Cubo operation where the initial drilling will focus on four of the 16 drill targets indentified as part of the Company’s grass roots exploration program.

Note: The exploration information has been reviewed by Qualified Person, Mr. Ramon Luna. All sample analyses were performed by ALS-Chemex Laboratories, based in Vancouver, British Columbia, or in the Ocampo mine lab, using standard fire assay procedures. The intercepts from OG-797 are the average of two ALS_Chemex assays on each sample. True widths have not been calculated.

Corporate Highlights

  On September 22, 2009 the Company announced the retirement of Mr. Fred George as President, Chairman and a member of the Board of Directors of Gammon effective October 13, 2009. René Marion, currently Chief Executive Officer, will subsequently be appointed as President and Chief Executive Officer. Mr. Ron Smith, an independent director, will temporarily assume the position of interim Chairman effective October 13, 2009. Mr. George will remain as a consultant to the Board of Directors;

  On September 22, 2009 the Company also announced the resignation of Mr. Canek Rangel from the Board of Directors effective immediately. Mr. Rangel has been a member of the Board of Directors for the past 4 years; and

  Following the resignations of Fred George and Canek Rangel in September, the Nominating Committee of the Board of Directors began the process of identifying potential new independent Board members with the objective of strengthening the Board, which will be led by an independent Chairman.

Third Quarter 2009 Production Highlights
(all amounts are in U.S. dollars)

	OCAMPO		EL CUBO		CONSOLIDATED
Three Months Ended	Sept	Sept	Sept	Sept	Sept	Sept
	30/09	30/08	30/09	30/08	30/09	30/08
Gold ounces produced	24,807	26,054	7,392	8,042	32,199	34,096
Silver ounces produced	961,975	988,289	317,382	383,834	1,279,357	1,372,123
Gold equivalent ounces produced	39,708	42,916	12,227	14,605	51,935	57,521
Gold ounces sold	22,219	25,961	7,639	7,953	29,858	33,914
Silver ounces sold	925,666	969,647	323,586	369,217	1,249,252	1,338,864
Gold equivalent ounces sold	36,631	42,303	12,674	14,270	49,305	56,573
Total cash costs per gold equivalent ounce*	$433	$724	$697	$853	$501	$757
Total cash costs per gold ounce*	$85	$639	$511	$860	$194	$691
Gold to Silver Ratio	64:1	59:1	64:1	59:1	64:1	59:1
Realized Gold Price	$970	$864	$974	$826	$971	$855
Realized Silver Price	$15.11	$14.51	$15.22	$14.31	$15.15	$14.46
Gold equivalent ounces produced (55:1)**	42,297	44,023	13,162	15,021	55,459	59,044
Total cash costs per gold equivalent ounce (55:1)**	$407	$703	$653	$830	$470	$735

*	Cash costs for the three-month and the nine-month period of 2009 have not been finalized and are subject to adjustment
**	Comparative performance metrics using the Company’s long term gold equivalency guidance ratio (55:1)

Nine Months Ended September 30, 2009 Production Highlights
(all amounts are in U.S. dollars)

	OCAMPO		EL CUBO		CONSOLIDATED
Nine Months Ended	Sept	Sept	Sept	Sept	Sept	Sept
	30/09	30/08	30/09	30/08	30/09	30/08
Gold ounces produced	81,197	81,779	18,945	28,881	100,142	110,660
Silver ounces produced	2,927,156	2,819,298	786,972	1,309,683	3,714,128	4,128,981
Gold equivalent ounces produced	124,200	133,477	30,338	53,144	154,538	186,621
Gold ounces sold	76,355	81,011	18,399	28,631	94,754	109,642
Silver ounces sold	2,851,235	2,783,607	785,838	1,288,614	3,637,073	4,072,221
Gold equivalent ounces sold	118,532	131,858	29,859	52,508	148,391	184,366
Total cash costs per gold equivalent ounce*	$430	$529	$626	$658	$470	$566
Total cash costs per gold ounce*	$150	$295	$433	$456	$205	$337
Gold to Silver Ratio	68:1	54:1	68:1	53:1	67:1	54:1
Realized Gold Price	$933	$892	$927	$881	$932	$890
Realized Silver Price	$13.86	$16.47	$13.66	$16.67	$13.83	$16.54
Gold equivalent ounces produced (55:1)**	134,418	133,039	33,253	52,693	167,672	185,732
Total cash costs per gold equivalent ounce (55:1)**	$398	$530	$572	$664	$434	$568

*	Cash costs for the three-month and the nine-month period of 2009 have not been finalized and are subject to adjustment
**	Comparative performance metrics using the Company’s long term gold equivalency guidance ratio (55:1)

2009 Consolidated Operational Outlook

The Company is forecasting that it will meet the low end of its previous guidance which is summarized in the table below:

2009 Consolidated Operational Outlook
2009
Production:
Gold Ounces	150-170koz
Silver Ounces	5,600-6,400koz
Gold Equivalent Ounces	235-265koz
Cash Costs:
Cash Cost per Gold Equivalent Ounce ($US/oz)	$410-$445/oz
Cash Cost per Gold Ounce ($US/oz)	$190-$240/oz
Assumptions:
Gold to Silver Equivalency Ratio (second half 2009)	65:1
Silver Price (US$/oz)	$13.08
Exchange Rate (Mexican Peso:US Dollar)	12.5:1

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

René Marion	Anne Day
Chief Executive Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F/A, which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2009 results, operating performance projections for 2009 and 2010, our ability to fully fund our business model internally, 2009 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, further reduction in the open pit stripping ratio and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

###

Item 6

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Rene Marion
Chief Executive Officer
Gammon Gold Inc.
Tel:  902-468-0614

Item 9

Date of Report

October 6, 2009